Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213769

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 23, 2016 and the Prospectus Supplement dated February 20, 2018)

1,820,000 Shares of Common Stock
Warrants to Purchase up to 1,820,000 Shares of Common Stock
We are extending the expiration date of our warrants (the “Warrants”) to purchase up to 1,820,000 shares of our common stock, par value $0.01 per share (the “Common Stock”). The Warrants, which would otherwise expire on March 21, 2019, are exercisable into Common Stock at an exercise price of $33.60 per share. We are amending the Warrants to extend the expiration date by one year from March 21, 2019 to March 21, 2020 (the “Warrant Amendment”).
Warrant holders who choose to exercise their Warrants may exercise their Warrants until 11:59 p.m. New York City time on March 21, 2020 by delivering a written notice of election to exercise the warrant, as further described in our Prospectus Supplement dated February 20, 2018.
There is no established public trading market for the Warrants and we do not expect a market to develop. Our Common Stock is listed on the NYSE under the ticker symbol “IO”. On February 12, 2019, the last reported sales price for the Common Stock was $12.30 per share.
This prospectus supplement should be read in conjunction with the Prospectus dated November 23, 2016 and Prospectus Supplement dated February 20, 2018.
These securities involve a high degree of risk and should be purchased only by persons who can afford the loss of their entire investment.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2019.